

Mail Stop 7010

December 6, 2007

Mr. James M. Zemlyak
Stifel Financial Corp.
501 N. Broadway
St. Louis, Missouri 63102-2188

RE: Stifel Financial Corp.   File #1-9305
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended September 30, 2007

Dear Mr. Zemlyak:

        We have reviewed your response letter dated November 13, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis, page 21

1. We have reviewed your response to our prior comment one and note the revisions you have made to your disclosure in your Form 10-Q for the period ended September 30, 2007. Please further revise your future filings to more specifically explain and quantify the impact of the cited pricing pressures and the realization of your expected merger benefits and synergies. There is a concern that readers may not fully understand the specific business, economic, and competitive factors that have precipitated these pricing pressures nor the extent of the impact on the corresponding revenue and expense accounts. Please supplementally provide us with a responsive disclosure.

Core Earnings, page 30

2. We have reviewed your response to our prior comment two. We continue to be concerned about your exclusion of your acquisition-related charges. Your current disclosures may confuse investors about the level of compensation that will be required on an ongoing basis to generate the levels of revenue you have realized as a result of your acquisitions. We note your disclosure in your risk factors (page 10) regarding the intense competition for personnel in your industry and the fact that the cost of retaining skilled professionals has intensified. We also note your disclosure that the success of your acquisitions depends on your ability to retain key personnel from Ryan Beck and Legg Mason. We are therefore concerned that your current discussion and presentation of Core Earnings may cause investors to expect that the same revenue amounts can be generated in the future even though employees will be paid significantly less compensation. This outcome appears highly speculative and the concern is heightened by the inclusion of nonrecurring income, the apparent recurrence of these compensation charges, and the discussion of future acquisitions on pages 10-11. As a result, we believe that this presentation and discussion should be omitted from future filings.

Consolidated Statement of Cash Flows, page 53

3. We have reviewed your response to our prior comment seven. Please provide us with a substantive analysis regarding how you considered the AICPA Technical Practice Aid, "Presentation of Cash Overdrafts on Statement of Cash Flows" and SFAS 95 in determining that it was appropriate to classify your book overdrafts as an operating activity. In addition, please tell us whether any of your outstanding checks and electronic payments that have not yet been presented for payment at the bank were transacted on bank accounts that were included in your cash balance as of December 31, 2006.

Note A. Summary of Significant Accounting and Reporting Policies, page 55

4. We have reviewed your response to our prior comment eleven. Given the importance of revenue recognition to a user's understanding of your results, we continue to believe that your revenue recognition practices may be clarified in future filings, either in the Business section or in the accounting policies footnote. Please consider clarifying the following issues in your future disclosures:

   • There have been no significant expenses recognized for incomplete transactions;
   • Your revenue derived from contractual obligations is regarded when payments are earned and contractually due;
   • You do not have any incentive income subject to repayment;
   • You account for proprietary research reports as a cost of doing business; and

- You do not offer discounts on your commission rates.

Item 9A. Controls and Procedures, page 82

5. We have reviewed your response to our prior comment 14. Your disclosure in your Form 10-Q for the period ended September 30, 2007 still does not comply with the requirements of Exchange Act Rule 13a-15(e). In particular, you have incorrectly defined disclosure controls and procedures. We remind you that disclosure controls and procedures are meant to ensure that information you are required to disclosure in reports filed under the Exchange Act is recorded, processed, summarized and reported as and when required and are meant to ensure that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. If you continue to choose to define disclosure controls and procedures, please ensure that you fully define the term and that your officers' conclusion on the effectiveness of disclosure controls and procedures covers all parts of the definition. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Al Pavot, Staff Accountant, at (202) 551-3738 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief